Cadbury plc (the “Company”)
Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility

The Company was notified on 14 July 2009 that, on 14 July 2009, Chris Van Steenbergen acquired 4,516 ordinary shares in the capital of the Company through an exercise of options under the Company’s all-employee Savings Related Share Option Scheme at a price of £3.51 per share.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

15 July 2009